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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-71052

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2024__ AND ENDING __12/31/2024__
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Mercury Investment Services LLC__

TYPE OF REGISTRANT (check all applicable boxes):
◉ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__333 Bush St. Ste 1900__
(No. and Street)

San Francisco	CA	94104
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Goldsmith	415-535-3844	davidgoldsmith@mercury.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Michael Coglianese CPA, P.C.__
(Name – if individual, state last, first, and middle name)

125 E. lake St., Ste 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>David Goldsmith</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Mercury Investment Services LLC</u>, as of <u>February 25th</u>, 2<u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Vickey Beglari
NOTARY PUBLIC
STATE OF NEVADA
Appt. No. 23-3998-01
Expires August 25, 2027

Signature: _David Goldsmith_

_____

Title:
CCO
_____

_____
Notary Public

State of Nevada, Clark County

Notarized remotely using audio–video communication technology via Proof.

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Mercury Investment Services LLC
Financial Statements
As of and for the year ended December 31, 2024

Mercury Investment Services LLC
December 31, 2024

Table of Contents

MICHAEL COGLIANESE CPA, P.C.

ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Sole Member and Board of Directors of Mercury Investment Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mercury Investment Services LLC as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Mercury Investment Services LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Mercury Investment Services LLC's management. Our responsibility is to express an opinion on Mercury Investment Services LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mercury Investment Services LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Mercury Investment Services LLC's auditor since 2023.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 25, 2025

Mercury Investment Services LLC
Statement of Financial Condition
December 31, 2024

Assets	
Cash	$ 126,235
Prepaid Expenses	4,471
Due from Affiliate	200
Total Assets	**$ 130,906**

Liabilities and Members Equity	
Liabilities:	
Accounts Payable & Accrued Expenses	$ 1,743
Total Liabilities	**$ 1,743**
Members Equity:	
Contributed Capital	$ 491,756
Accumulated Deficit	(50,121)
Current Period Net Loss	(312,472)
Total Members Equity	**$ 129,163**
Total Liabilities and Members Equity	**$ 130,906**

See Notes to Financial Statements

Note 1:   Organization

Mercury Investment Services LLC (the "Company") a Limited Liability Company formed in the state of Delaware in 2023, is a wholly owned subsidiary of Mercury Technologies, Inc (the "Parent"). The Company is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities Exchange Commission (SEC). The Company became a member of FINRA in 2023 but as of December 31, 2024 did not have any revenue generating operations. The Parent company makes capital contributions as necessary to cover any regular operating or regulatory requirements.

Note 2:   Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The carrying value of cash and accounts payable and other accrued liabilities approximates their fair values due to the short-term nature of their maturities.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates and could have a material effect on the Company's financial statements.

Revenue Recognition
The Company has not commenced revenue generating operations as of December 31, 2024. The Company plans to primarily derive its revenue from acting as a placement agent for Regulation D private placements to institutional investors.

Cash and Cash Equivalents
Cash consists solely of U.S. Dollars in a deposit account at an FDIC insured bank. Of the Company's cash, none has exceeded the amount insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Risks and Uncertainties
The Company has not commenced revenue generating operations as of December 31, 2024 and is dependent upon its Parent company for capital to meet operational needs. The Company's Parent is well capitalized and has committed to continuing to support operations as necessary. The Company is subject to the risks inherent to operating in the financial industry. These risks include, but are not limited to, limited operating history, limited management resources, dependence on the development of marketable products and services, and the changing nature of the industry.

Note 3:   **Related Parties**

The Company maintains an expense sharing agreement with its Parent under which its Parent pays certain expenses on behalf of the Company. The Parent forgave $194,997 of accumulated expenses under the agreement, converting the amount owed to a capital contribution to the Company.

At December 31, 2024 the Company also had an outstanding receivable balance of $200 from an affiliate under common control of its Parent. The receivable relates to expenses paid on behalf of the affiliate. This is included in the Due from Affiliate category on the statement of financial condition.

Note 4:   **Net Capital and Customer Reserve Requirements**

As a broker-dealer and member of FINRA the Company is subject to SEA Rule 15c3-1, commonly known as the Net Capital Rule, which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of $5,000 at December 31, 2024. At December 31, 2024, the Company had net capital of $124,492 which was $119,492 in excess of its required net capital.

The Company is considered a "non-exempt" broker-dealer for purposes of SEA Rule 15c3-3. The Company does not receive, hold or forward customer funds or securities and operates a business limited to acting as a non-custodial placement agent for private placements. As such the Company has received permission from FINRA to operate under Footnote 74, under which the Company is not required to meet the possession and control requirements of Rule 15c3-3 and is not required to make Customer Reserve Requirement computations or deposits under the rule.

Note 5:   Income Taxes

As a sole member limited liability company the Company is a disregarded entity for income tax purposes. All operating gains and losses are consolidated into the tax return of the Company's Parent, Mercury Technologies, Inc.

Note 6:   Segment Information

Mercury Investment Services LLC (the "Firm") operates as a securities broker-dealer, engaging in activities including online/electronic trading, mutual fund retailing, and private placements of securities. The Firm's Chief Executive Officer (CEO) serves as the Chief Operating Decision Maker ("CODM"). The CODM is provided with Net Income, which includes all expenses incurred by the operating segment, as well as Excess Net Capital calculated in accordance with SEC Rule 15c3-1, to evaluate the Firm's performance. These metrics inform operational decisions, such as resource planning, placement strategies, and capital adequacy management.

The Firm operates as a single operating segment and, consequently, reports as a single segment, as the CODM assesses the business as a whole rather than through multiple segments. The accounting policies used to measure segment profit and loss align with those described in the summary of significant accounting policies. The Firm remains non-operational, having yet to generate revenue or engage in profitable business activities. It is currently focused on strategic planning and operational development, including resource allocation, hiring, infrastructure buildout, and backend/frontend system development for its online/electronic trading platform.

Note 7:   Commitments and Contingencies

As of December 31, 2024 the Company has not entered into any agreements or commitments that would require future payments or incur future liabilities. Additionally the Company is not a party to any lawsuit or proceeding that, in the opinion of management, is reasonably possible to have a material adverse effect on the Company's financial position, results of operations or cash flows.

Note 8:   Subsequent Events

These financial statements were approved by management and available for issuance on the date of the Independent Auditors' Report. Subsequent events have been evaluated through this date.

There were no subsequent events requiring disclosure and/or adjustment.